UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41986

AUSTRALIAN OILSEEDS HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

126 – 142 Cowcumbla Street, Cootamundra

Site 2: 52 Fuller Drive, Cootamundra

PO Box 263, Cootamundra, Australia 2590

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Cancellation of Warrants

As previously disclosed by the Company in its Current Report on Form 6-K furnished to the SEC on March 6, 2026, on January 29, 2026, the Company entered into a securities purchase agreement (the “First SPA”) with certain accredited investors for a private placement of up to 2,000,000 units at a purchase price of US$1.00 per unit, each unit consisting of (i) one Class A ordinary share of the Company, par value US$0.0001 per share (the “Ordinary Shares”), and (ii) one warrant to purchase up to two Ordinary Shares at an exercise price of US$2.00 per share (the “First Tranche Warrants”), which closed on March 6, 2026.

As also previously disclosed by the Company in its Current Report on Form 6-K furnished to the SEC on April 17, 2026, on March 25, 2026, the Company entered into a securities purchase agreement (the “Second SPA”, and together with the First SPA, the “SPAs”) with certain accredited investors, non-US Persons and other qualified purchasers for a private placement of up to 16,800,000 units at a purchase price of US$0.50 per unit, each unit consisting of (i) one Ordinary Share and (ii) one warrant to purchase up to two Ordinary Shares at an exercise price of US$0.70 per share (the “Second Tranche Warrants”, and together with the First Tranche Warrants, the “PIPE Warrants”), which closed on April 17, 2026.

Further to discussions between the Company and each of the holders of the PIPE Warrants (each, a “Holder”, and collectively, “Holders”), the Company and the Holders desire to cancel and terminate the PIPE Warrants in their entirety, and the Holders are willing to voluntarily surrender the PIPE Warrants for cancellation and to waive and release all of their rights thereunder. On August 26, 2026, the Board of Directors of the Company held a board meeting and approved of the cancellation of the PIPE Warrants, including the form of the Warrant Cancellation, Waiver And Release Agreement (“Warrant Cancellation Agreement”). Under the form of Warrant Cancellation Agreement, the Company and each of the Holders will agree to cancel the PIPE Warrants held by each such Holder, and each of the Holders will irrevocably and unconditionally waive and release all claims relating to such PIPE Warrants. The form of Warrant Cancellation Agreement also contains customary representations and warranties of both the Holder and the Company.

The Company will enter into the Warrant Cancellation Agreement with each of the Holders. Upon the cancellation of the PIPE Warrants pursuant to the Warrant Cancellation Agreement, all of the PIPE Warrants will be cancelled.

The foregoing description of the form of Warrant Cancellation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Warrant Cancellation Agreement, a copy of which is furnished as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Warrant Cancellation Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUSTRALIAN OILSEEDS HOLDINGS LIMITED

Date: August 28, 2026	By:	/s/ Saw Khoon Ming
	Name:	Saw Khoon Ming
	Title:	Co-Chief Executive Officer

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